KW
3/13/14

14048087

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 0 4 2014
WASH., DC 189

SEC FILE NUMBER
8- 53363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITEC PROPRIETARY MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. JACKSON BLVD., 20TH FLOOR
(No. and Street)

CHICAGO	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED GOLDMAN — 312-692-5007 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JESSER, RAVID, JASON, BASSO & FARBER, LLP
(Name – *if individual, state last, first, middle name*)

150 N. WACKER DR., SUITE 3100	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/18/14

OATH OR AFFIRMATION

I, FRED GOLDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITEC PROPRIETARY MARKETS, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA VICKERS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
April 05, 2014

Signature

CHIEF FINANCIAL OFFICER
Title

Theresa Vickers
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Member
Equitec Proprietary Markets, LLC
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of Equitec Proprietary Markets, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations and changes in members' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitec Proprietary Markets, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 27, 2014

EQUITEC PROPRIETARY MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 2,158,026
Dividends receivable	4,387,783
Securities and derivatives owned, at fair value	2,056,206,426
U.S. Treasury bills	499,706
Other receivables and assets	230,322
	$ 2,063,482,263

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Due to clearing broker	$ 1,291,263,165
Securities and derivatives sold, not yet purchased, at fair value	717,492,810
Accounts payable and accrued expenses	4,158,529
	2,012,914,504
Members' capital	50,567,759
	$ 2,063,482,263

See Notes to Financial Statements.

EQUITEC PROPRIETARY MARKETS, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2013

REVENUES:		
Trading income (loss):		
Trading gains, net	$ 40,576,909	
Interest and dividend income	14,666,724	
Interest and dividend expense	(7,763,514)	
Net trading income	47,480,119	
Order routing	2,293,097	
Other income	274,874	
Total Revenues		$ 50,048,090
EXPENSES:		
Compensation and benefits	8,906,074	
Commissions, order routing, clearing and exchange fees	32,638,497	
Exchange seat lease	338,230	
Marketing	16,008	
Office	334,552	
Professional fees	74,516	
Rent	294,005	
Technology and communications	2,737,641	
Other	416,547	
Total Expenses		45,756,070
NET INCOME		4,292,020
MEMBERS' CAPITAL, BEGINNING OF YEAR		47,175,739
CAPITAL CONTRIBUTIONS		-
CAPITAL WITHDRAWALS		(900,000)
MEMBERS' CAPITAL, END OF YEAR		$ 50,567,759

See Notes to Financial Statements.

EQUITEC PROPRIETARY MARKETS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES:		
Net income	$ 4,292,020	
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in balance due from clearing broker	34,396,298	
Increase in dividends receivable	(1,854,237)	
Increase in securities and derivatives owned, at fair value	(1,292,105,451)	
Increase in U.S. Treasury bills	(499,706)	
Decrease in other receivables and assets	1,215,769	
Increase in balance due to clearing broker	1,291,263,165	
Decrease in securities and derivatives sold, not yet purchased, at fair value	(36,125,588)	
Increase in accounts payable and accrued expenses	1,772,749	
Net cash provided by operating activities		$ 2,355,019
FINANCING ACTIVITIES:		
Capital contributions	-	
Capital withdrawals	(900,000)	
Net cash used in financing activities		(900,000)
NET INCREASE IN CASH		1,455,019
CASH, BEGINNING OF YEAR		703,007
CASH, END OF YEAR		$ 2,158,026
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Cash paid during the year for interest		$ 8,576,119
Cash paid during the year for income taxes		$ -

See Notes to Financial Statements.

1. Organization:

Equitec Proprietary Markets, LLC (the Company) is a limited liability company organized under the laws of the state of Illinois, and is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company conducts market-making and proprietary trading activities in exchange-traded securities and derivative financial instruments. All trades are cleared through another broker-dealer. The Company also provides access to its trading software for affiliated and nonaffiliated entities. The Company is a wholly owned subsidiary of Equitec Group, LLC (Group). The Company is currently a member of the Chicago Board Options Exchange (CBOE), CBOE Futures Exchange, NYSE Arca, International Securities Exchange, the NASDAQ OMX PHLX, and has executed an Electronic User Agreement with the Intercontinental Exchange Futures U.S., allowing the Company access to those markets. During the year, the Company was a member of the International Securities Exchange, but terminated its membership on December 31, 2013. During the year, the Company was also a member of the CBOE Stock Exchange and C2 Exchange, but terminated its memberships on October 28, 2013.

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2013, the accounts, at times, may have exceeded their insured limit; however, no losses have been incurred on the accounts.

Securities and derivative transactions and the related revenue and expenses are recorded on a trade-date basis. All positions in securities and derivatives are stated at fair value. The related changes in unrealized appreciation or depreciation are reflected in trading gains and losses. See Notes 4 and 5.

Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

Other receivables and assets include the Company's Class C limited partnership interest, which represents an ownership interest in the Company's clearing broker. As such, the interest is not readily marketable, and is carried at cost.

U.S. Treasury bills are valued at cost plus accrued interest, which approximate fair value. See Note 5.

2. Significant Accounting Policies - continued:

Order routing, which includes providing access to and usage of the Company's trading software, is recognized as earned on a trade-date basis, net of any Chicago lease taxes collected.

The Company extends credit to its customers and generally requires no collateral. As such, the Company is susceptible to credit risk from customers. Management reviews aged receivables on a regular basis, and maintains prudent credit and collection policies to minimize risk.

Accounts receivable are stated at the amounts the Company expects to collect. The Company maintains an allowance for doubtful accounts to recognize estimated losses resulting from the inability of its customers to make required payments. Management considers a variety of factors when determining the collectability of specific customer accounts, such as credit-worthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2013, the balance of the allowance for doubtful accounts was $13,516. For the year ended December 31, 2013, the Company charged to bad debt expense estimated uncollectible accounts receivable balances totaling $12,516.

The Company is not liable for federal income taxes as the member recognizes its respective share of income or loss in its consolidated tax returns. For 2013, the Company was exempt from Illinois Replacement Tax as it qualified as an Investment Partnership. Accordingly, no provision for income taxes has been made in these financial statements. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and asset or liability, respectively, in the current year. For the year ended December 31, 2013, management has determined that there were no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2010.

Management has evaluated subsequent events through February 27, 2014, the date on which the financial statements were available to be issued.

3. Due from/to Clearing Broker:

The balance due from/to the clearing broker includes net receivables and payables for settled trades, cash and margin balances held at the clearing broker, and open trade equity on futures contracts. The Company earns or pays interest from/to its clearing broker

3. Due from/to Clearing Broker - continued:

based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts due to the clearing broker at December 31, 2013 consist of the following:

	Receivable (Payable)
Cash/margin accounts at clearing broker	$ (1,292,054,118)
Futures open trade equity	790,953
Total	$ (1,291,263,165)

4. Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Company's derivative activities are limited to those involving equity and index options, futures contracts, and options on futures contracts. The Company uses derivative financial instruments as part of its market-making and trading activities and its overall risk management process. These derivative contracts are recorded in the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the statement of operations as net trading gains (losses). The Company does not consider any derivative instruments to be hedging instruments, as defined in FASB ASC 815, Derivatives and Hedging. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments. At December 31, 2013 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition and the statement of operations:

Statement of Financial Condition:

	Fair Value
Receivable from clearing broker:	
Futures open trade equity – equity index	$ 790,953
Derivatives owned:	
Options on futures contracts	$ 76,285,008
Equity and index options	569,387,891
	$ 645,672,899
Derivatives sold, not yet purchased:	
Options on futures contracts	$ 147,853,420
Equity and index options	561,549,826
	$ 709,403,246

4. Derivative Financial Instruments - continued:

Statement of Operations:

Trading gains (losses), net:	
Futures contracts – equity index	$(486,031,654)
Options on futures contracts	438,009,863
Equity and index options	67,976,371
	$ 19,954,580

For the year ended December 31, 2013, the monthly average volume of derivative contracts bought and sold was approximately 4,954,000.

5. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments considered as Level 1 include listed debt and equity securities and listed derivatives.

- Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company were quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investments which are generally included in this category include certain corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

5. Fair Value of Financial Instruments - continued:

- **Level 3.** Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are generally included in this category include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

	Level 1	Level 2	Level 3	Total
Due from clearing broker: Futures open trade equity	$ 790,953	$ -	$ -	$ 790,953
Equity and debt securities owned	1,410,918,033	-	-	1,410,918,033
Equity options owned	569,503,091	-	-	569,503,091
Options on futures contracts owned	76,285,008	-	-	76,285,008
Equity securities sold, not yet purchased	8,089,564	-	-	8,089,564
Equity options sold, not yet purchased	561,549,826	-	-	561,549,826
Options on futures contracts sold, not yet purchased	147,853,420	-	-	147,853,420

As of December 31, 2013, all securities and derivatives owned and securities and derivatives sold, not yet purchased, trade in active markets and are valued using quoted active market prices or broker or dealer quotations with reasonable levels of price transparency, and are classified within Level 1 of the fair value hierarchy.

Recorded amounts of cash, receivables and payables approximate fair value, based on their short-term nature.

6. Guarantees:

Indemnifications: In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company regarding circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

Other guarantees: The Company guarantees certain service providers, such as clearing and custody agents, mainly Goldman Sachs Execution & Clearing, L.P. (GSEC), against specified potential losses in connection with their acting as agent for the Company and its affiliates. The Company has entered into various limited guarantee contracts with GSEC guaranteeing up to $2,000,000 in specified potential losses of Sphinx Trading, L.P., an affiliate. In previous years, the Company had entered into a limited guarantee contract with GSEC guaranteeing up to $5,000,000 in specified potential losses of Cat in the Hat Trading III, L.L.C., an affiliate; however, this contract has been revoked. Management cannot estimate the amount of any potential liability under these guarantees, but feels that the likelihood of any requirement to make payments pursuant to these agreements is remote.

7. Financial Instruments with Off-Balance-Sheet Risk:

In connection with its market-making and proprietary trading activities, the Company entered into various transactions involving derivative financial instruments, primarily exchange-traded equity and index options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

7. Financial Instruments with Off-Balance-Sheet Risk - continued:

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2013 at the fair value of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2013.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of credit risk: The majority of the Company's trades were cleared through Goldman Sachs Execution & Clearing, L.P., the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Amounts payable, if any, to the clearing broker and securities sold, not yet purchased, are collateralized by cash and securities owned and on deposit with the clearing broker.

8. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2013, the Company had net capital of $33,829,012, which was $33,544,782 in excess of its required net capital.

9. Principal Transaction Revenues:

During 2013, the Company's principal transaction revenues consisted primarily of equity activities (including equity shares, equity options and options on stock indexes) totaling $47,480,119 and order routing income totaling $2,293,097.

10. Operating Lease:

The Company rents two office copiers and related equipment under a three-year non-cancelable operating lease expiring in December, 2014. The lease provides for a monthly rental of $1,695, plus applicable taxes and fees.

Lease expense totaled $23,222 for the year ended December 31, 2013.

11. Related Party Transactions:

The Company's payroll function is handled exclusively by the member, Equitec Group, LLC. Reimbursement payments were made to Group based on the Company's share of payroll-related expenses. During 2013, total compensation paid by Group on the Company's behalf was $8,906,074. Also, the Company paid rent for the use of Group's office facilities by the Company and its affiliates under a lease that has been entered into between Group and a third-party lessor. The Company was reimbursed from its affiliates for their share of rent expense, as described below.

The Company was reimbursed for certain expenses, including office space and administrative services, that are shared with various affiliates. During 2013, the Company was reimbursed $207,922 for such expenses.

During 2013, the Company received technology fee income from various affiliates totaling $702,500 for certain equipment and services made available to its affiliates.

Order routing income included $469,975 received from various affiliates for access and usage of the Company's trading software. At December 31, 2013, other receivables and assets included $38,540 due from these affiliates for such services.

12. Commitments and Contingencies:

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Although the effect of these claims and matters cannot be determined, management of the Company believes, after consultation with legal counsel, that the resolution of these claims and matters will not result in any material adverse effect upon the Company's financial condition or results of operations.

The Company is currently a defendant in litigation involving a dispute with Schooley Mitchell Consultants (SMTC). On February 3, 2014, a formal complaint was filed by SMTC in circuit court alleging fees owed by the Company for telecommunication cost reduction services provided by SMTC dating back to 2010. The case is currently the subject of further court proceedings. Although the results of the court proceedings cannot be determined at this time, management believes, after consultation with legal counsel, that the resolution of this matter will not result in any material adverse effect upon the Company's financial condition or results of operations.

EQUITEC PROPRIETARY MARKETS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

Total members' capital, end of year		$ 50,567,759
Less:		
Non-allowable assets:		
Limited partnership interest	$ (10,000)	
Other assets	(335,523)	
		(345,523)
Other deductions and/or charges		(473,091)
Haircuts on securities		(15,796,281)
Undue concentration		(123,852)
NET CAPITAL		33,829,012
Minimum capital requirement		284,230
EXCESS NET CAPITAL		$ 33,544,782
EXCESS NET CAPITAL AT 1000%		$ 33,402,667

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item(s) included in the statement of financial condition:	
Accrued compensation, as applicable	$ 2,347,726
Accounts payable and other accrued expenses, as applicable	1,915,722
Aggregate indebtedness	$ 4,263,448
Ratio: Aggregate indebtedness to Net Capital	0.13 to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2013.

EQUITEC PROPRIETARY MARKETS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C 3-3

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C 3-3

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Member
Equitec Proprietary Markets, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Equitec Proprietary Markets, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, various exchanges, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 27, 2014

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Member
Equitec Proprietary Markets, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Equitec Proprietary Markets, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (copy of the check written, the bank statement in which the check cleared, and the cash disbursements journal in which the check was recorded), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 27, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053363 CBOE DEC
EQUITEC PROPRIETARY MARKETS LLC 9*9
111 W JACKSON BLVD 20TH FL
CHICAGO IL 60604-3589

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
CHERYL POSTON 312-692-507

2. A. General Assessment (item 2e from page 2) $ 42,138
   B. Less payment made with SIPC-6 filed (exclude interest) (21,665)
   7/15/13
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 20,473
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 20,473
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 20,473
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EQUITEC PROPRIETARY MARKETS, LLC
(Name of Corporation, Partnership or other organization)

Cheryl L Poston
(Authorized Signature)

Dated the 25 day of FEBRUARY, 2014.

CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 35,679,843
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	3,356,069
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3,356,069
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	10,775,775
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 11,404,895	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	11,404,895
Total deductions	21,180,670
2d. SIPC Net Operating Revenues	$ 16,855,242
2e. General Assessment @ .0025	$ 42,138
	(to page 1, line 2.A.)